

Mail Stop 3561

May 3, 2016

Brian Davidson
Chief Executive Officer
Epic Stores Corp.
20805 North 19th Avenue, #2
Phoenix, AZ, 85027

      Re: Epic Stores Corp.
              Registration Statement on Form S-1
              Filed April 14, 2016
              File No. 333-210712

Dear Mr. Davidson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering, and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling stockholders as underwriters. Alternatively, if you disagree, please provide us with a detailed legal analysis as to why this offering is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov. In your analysis, please address the following among any other relevant factors and the factors set

forth in the previously mentioned Compliance and Disclosure Interpretation: (i) the significant discount at which the notes convert, (ii) the recency of some of the financings, (iii) the use of the proceeds of the ZSL Note, (iv) the ability of the company to repay the selling stockholders, and (v) the nature of the selling stockholders.

Financing from Old Main Capital, LLC, page 6

2. We note your disclosure in the second paragraph on page 8 concerning the Old Main Loan. Please revise your disclosure to discuss the terms by which this loan converts.

3. Please add a section that discusses the dilutive impact of the issuances of shares under the Old Main purchase agreement. Please include in this discussion the number of shares issuable upon conversion of the notes (based upon the lowest trading price of your common stock as of a recent practicable date) and the maximum percentage of your common stock that may be held by Old Main at any time.

4. Please consider adding disclosure in tabular format regarding the terms of the outstanding financings, so that investors may assess clearly the impact of such financings on their holdings and the company generally. For example, such a table might disclose, including for each separate tranche of the Old Main financing, the relevant interest rate, conversion price, amount of principal and interest accrued as of a recent date, maturity date, number of shares issuable upon conversion (based upon the lowest trading price of your common stock as of a recent practicable date), and maximum percentage of your common stock that may be held by a selling stockholder at any time.

Private Placement Financing, Shares for Services and Assignment of Loan, page 8

5. We note that you disclose that you sold a total of 1,000,000 shares to Connor Clay. However, on page 16 you indicate that he owns and is selling 500,000 shares. Please reconcile your disclosures.

6. We note that you disclose that you sold a total of 200,000 shares to Vista Partners LLC. However, on page 16 you indicate that Vista owns 461,000 shares and is selling 400,000 shares. Please reconcile your disclosures.

Risk Factors, page 11

7. We note that the number of shares to be issued under the Old Main purchase agreement will be based on discounts to the then-prevailing market price. Please add a risk factor that addresses the risks associated with the dilutive impact of such issuances, including the dilution to be experienced by your current stockholders as a result of such issuances, the fact that a lower stock price will result in the issuance of more shares of common stock to Old Main, and the fact that the sale by Old Main of its shares may depress the price of your common stock which will result in Old Main being entitled to receive greater amounts of common stock in future issuances.

Selling Stockholders, page 16

8. Please identify all selling stockholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Certain Relationships and Related Party Transactions, page 69

9. Please update your disclosure to include a description of the Titan Loan. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

Financial Statements of our company for the years ended December 31, 2015 and 2014, page 30

10. Please amend the filing to include your independent auditor's report. We note that the auditor's consent refers to the report filed with your Form 10-K. However, you have not incorporated your financial statements from your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products